June 19, 2006
Ms. Pamela A. Long
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Global Employment Holdings, Inc. (the “Company”)
Registration Statement on Form S-1
Filed May 1, 2006
File No. 333-133239
R&R Acquisition I, Inc.
Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and Subsequent
Exchange Act Reports filed by Global Employment Holdings, Inc.
File No. 0-51737
Dear Ms. Long:
     In response to your letter dated May 25, 2006, we filed Amendment No. 1 to our Form S-1. Set forth below are our responses to the comments contained in your letter.
S-1
General
1.	If applicable, comments on the S-I are comments on reports filed under the Exchange Act by Global Employment Services Holdings, Inc. or Global and vice versa.
Acknowledged.
2.	Disclosure indicates that Global was a reporting shell company with no operations before its March 31, 2006 merger with GIobaI Employment Services. Inc. or GES, a private company. Our view is that both before and after the transaction Global’s promoters or affiliates and their transferees “are” underwriters of the securities issued. Our view also is that Rule 144 would be unavailable for resale transactions in this situation, regardless of technical compliance with the rule. See our Worm no-action letter, publicly available January 21, 2000. As appropriate, revise the disclosure throughout the registration statement, including the prospectus’ outside front cover page and the selling stockholders and plan of distribution sections, to make clear that:

Ms. Angela Halac
June 19, 2006

•	Global’s promoters or affiliates and their transferees “are” underwriters of the securities issued. Language such as “may be deemed to be” an underwriter is unacceptable.

•	Rule 144 is unavailable for resale transactions in this situation.
     We note the disclosure under “Securities issued by Global Employment Holdings” on page II-2 and elsewhere.
     We have made the requested changes.
3.	We note your citation of studies and reports by The American Staffing Association, Booz Allen Hamilton, Deloitte & Touche LLP, and other third parties. Provide us marked copies of any materials that support third party statements in the prospectus, cross referencing clearly a statement with the underlying support. Tell us whether you believe that these materials are the most recent materials on the subject by the authors. Tell us whether the materials have been made available to the public without payment of subscription or similar fees. If any of these materials have been published in widely circulated media of general interest or among industry participants, tell us when and where. Unless these materials have been used in widely circulated media of general interest or among industry participants, you must adopt the statements that you attribute to them as your own or file signed and dated consents from each as exhibits to the registration statement.
     As requested, we have attached marked copies of materials that support the third party statements referred to. The page references in the attached materials refer to page numbers in Amendment No. 1. We believe these materials are the most recent materials on the subject by the authors.
•	The American Staffing Association (“ASA”)
     According to the ASA website at www.americanstaffing.net, the ASA is “the voice of the U.S. staffing industry.” The ASA website further states that ASA members provide a wide range of employment-related services and solutions, including temporary and contract staffing, recruiting and permanent placement, outsourcing, training, and human resources consulting. The ASA website also indicates that member companies operate more than 15,000 offices across the nation and account for more than 85% of U.S. staffing industry sales. Hence, ASA materials should be considered widely circulated among industry participants.
     The ASA report referenced on page 27 of the Form S-1 is Steven P. Berchem, American Staffing 2006 — Annual Economic Analysis (May 2006). The report is available to the public on the ASA’s website at no charge and no membership is required. For source references to the information contained on page 27 of the S-1 Form, please refer to pages 4, 5 (figure 7), 8 and 9 of the report.

Ms. Angela Halac
June 19, 2006

     The source reference to the information contained on page 33 of the Form S-1 is American Staffing Association, Staffing FAQs, available at http://www.americanstaffing.net/jobseekers/pdf/staffing_faqs2005.pdf. The website is available to the public at no charge and no membership is required to access it.
•	National Association of Professional Employer Organizations (“NAPEO”)
     According to the NAPEO’s website at www.NAPEO.org, NAPEO is the largest U.S. professional employer organization (“PEO”) trade association representing more than 325 PEOs nationwide. The website further states that NAPEO’s members represent more than 70% of the industry’s revenues and range in size from start-up PEOs to large, publicly-held companies with years of success in the industry. Hence, NAPEO materials should be considered widely circulated among industry participants.
     The sources for the NAPEO statistics referenced on pages 28-29 of the Form S-1 (PEO Segment Overview) were gathered from NAPEO, PEO Industry Information: PEO Industry Facts, available at http://www.napeo.org/peoindustry/industryfacts.cfm. The website is available to the public at no change and no membership is required to access it.
     Please refer to our response to your question 21 regarding our disclosure on page 30, based on a NAPEO survey, of our cost effectiveness.
•	Booz Allen Hamilton (“BAH”)
     BAH is a large global strategy and technology consulting firm. BAH provides services to the world’s leading corporations, government and other public agencies, emerging growth companies, and institutions. BAH’s major areas of expertise include: Strategy & Leadership, Organization & Change Management, Operations, Innovation, Sales & Marketing, and Information Technology.
     The BAH study referenced on page 30 of our Form S-1 is Human Resource Outsourcing: Key PEO Findings and Learning, January 17, 2005, page 16. We obtained the study via an industry publication widely distributed within our industry.
•	Deloitte & Touche LLP
     We have deleted the reference to Deloitte & Touche, LLP. While it is true that NAPEO used the services of an entity in the Deloitte family to conduct the 2004 survey, we have been unable to ascertain which legal entity. By way of comparison, the 2005 survey, expected out in August 2006, is conducted by Deloitte Consulting LLP. We do not believe that the identity of the entity conducting the survey is material.

Ms. Angela Halac
June 19, 2006

     Please refer to our response to your question 21 regarding our disclosure on page 30, based on a NAPEO survey, on our cost effectiveness.
4.	We note that you refer to “an independent actuary” in note A to the financial statements under ‘Workers Compensation Insurance” on page F-8. If you refer to a third party, you must identify the third party and obtain its consent. Otherwise, you should delete all references to a third party. See Rule 436 of Regulation C under the Securities Act.
     We have revised our disclosure to identify the actuary and filed its consent with Amendment No. 1.
5.	We note that you are registering fractional shares that are currently outstanding in this registration statement; however, we note disclosure in your Form l0-Q that as of April 2, 2006 there were no fractional shares outstanding. Please advise.
     A large number of our stockholders hold fractional shares of our common stock. For purposes of the selling shareholders listed in the Form S-1, only the three original shareholders of R&R Acquisition I, Inc. hold fractional shares. We are required to register those shares, including the fractions thereof, under a registration rights agreement. We will correct the statement in our Form 10-Q in the next Form 10-Q we file.
Registration Statement’s Facing Page
6.	Since Global is relying on Rule 415 under the Securities Act, check the applicable box.
We have complied with this comment.
Prospectus’ Outside Front Cover page
7.	Since there is no existing market for Global’s common stock, delete the sentence “We expect that sales of the common stock offered hereby will be made at the market price if a market develops.” Rather, state that:
The selling stockholders will sell at a price of $x.xx or a range per share until Global’s common stock is quoted on The OTC Bulletin Board and after that at prevailing market prices or privately negotiated prices.
     As appropriate, revise the disclosure throughout the registration statement, including the summary section and “Determination of offering price” on page 14.
     We have revised our disclosure accordingly.

Ms. Angela Halac
June 19, 2006

Prospectus Summary, page 1
8.	Disclosure here and elsewhere states that Global’s wholly owned subsidiary is a “leading” provider of human capital solutions. Indicate the basis for the statement. For example, revenues, gross profit, net income, market share, or some other quantifiable indicator. Otherwise, delete the statement. If you are using or relying upon a study or report as support for this and other statements, provide us a copy of the study or report.
     We have deleted the word “leading” where it appears in this context.
9.	Disclose that you are registering an amount of common stock in excess of the amount that is currently required under the terms of the notes, the preferred stock, and the warrants. Also disclose why this is necessary and how the conversion ratios could be adjusted.
     We have revised our disclosure accordingly.
Forward-Looking Statements, page 3
10.	Move this section so that it follows the summary and risk factors sections. See Item 503(c) of Regulation S-K.
     We have complied with this comment.
Risk Factors, page 3
11.	The first paragraph states that “the risks and uncertainties described below are not the only ones we face” and makes reference to “unknown” risks. Since Global must disclose all risks that it believes are material, delete this language
     We have revised our disclosure accordingly.
12.	Include in each risk factor’s discussion information necessary to assess the risk, including its magnitude. For example:
•	The first risk factor states that Global may lose market share if it is unable to compete effectively. Quantify Global’s market share.
     We have revised the risk factor by deleting the reference to market share, instead focusing our disclosure on price competition.
•	The fourth risk factor states that some of Global’s offices are dependent on a few relatively large customers. Quantify the number of Global’s offices that are dependent on a few relatively large customers. Further, clarify the experience of these offices

Ms. Angela Halac
June 19, 2006

with customers’ terminations, non-renewals, and reductions in services during the periods presented in the financial statements.
     We have deleted this risk factor.
•	The sixth risk factor states that increasing the growth and profitability of Global’s business is particularly dependent upon retaining existing customers and capturing additional customers. Quantify Global’s retention rate of existing customers and accretion rate of new customers during the periods presented in the financial statements.
     We have revised our disclosure accordingly.
•	The seventh risk factor states that Global intends to continue to open new offices and to develop new practice areas or lines of business complementary to its core services. Indicate Global’s schedule for opening new offices and developing new practice areas or lines of business complementary to its core services.
     We have deleted this risk factor.
•	The ninth risk factor states that commissions and overrides represent a significant proportion of Global’s professionals’ total compensation. Quantify the portion of professionals’ total compensation attributable to commissions and to overrides.
     We have revised our disclosure accordingly.
•	The twenty-ninth risk factor states that a significant amount of common stock will be eligible for sale six months after the registration statement’s effectiveness and on the one year anniversary of the recapitalization. Quantify the amount of common stock that will be eligible for sale upon the occurrence of each event.
     We have revised our disclosure accordingly.
•	The thirtieth risk factor states that Global would be subject to a SEC rule if it failed to meet the specified criteria. Identify the rule.
     We have revised our disclosure accordingly.
13.	Avoid generic conclusions in the risk factors’ headings and discussions such as Global’s business, results of operations, and financial condition could be materially and adversely affected or harmed. For example,

Ms. Angela Halac
June 19, 2006

refer to the second, third, seventh, ninth, eleventh, fifteenth, seventeenth, eighteenth, twenty-second, and twenty-fifth risk factors. Rather, explain specifically what the risk’s consequences or effects are for Global and its stockholders.
     We have revised our disclosure accordingly.
14.	Disclose in an appropriate risk factor the large net loss that you have recently incurred, that you recently have been in default of financial covenants in your credit agreements, and that you currently have a negative net worth. Disclose what this means to your company and to investors.
     We have revised our disclosure accordingly.
Market Information, page 14
15.	Revise to remove the implication that quotation or listing is assured.
     We have revised our disclosure accordingly.
16.	Disclose whether you currently meet the listing standards for NASDAQ or the American Stock Exchange.
     We do not currently meet the listing standards for NASDAQ or the American Stock Exchange. As requested, we have revised our disclosure accordingly.
Dividends, page 14.
17.	Identify the former shareholders of GES who received the dividend and quantify the amount that each received.
     We paid the dividend to 117 of Global Employment Solutions’ shareholders as part of our March 31, 2006 recapitalization. The 14 Global Employment Solutions’ shareholders who did not participate in the share purchase in the recapitalization received the same amount per share through a parent-subsidiary merger immediately following the closing of the recapitalization. We have revised the disclosure to identify the number of stockholders who received the dividend.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Liquidity and capital resources, page 24
18.	Given the materiality of accounts receivable to financial position and liquidity, please disclose the receivable turnover ratios for each period and explain any material variances. Specifically explain why receivables increased 30% whereas 2005 sales increased 14%. See Item 303(a) of Regulation S-K.

Ms. Angela Halac
June 19, 2006

     We have revised our disclosure accordingly.
19.	If a credit facility or other financial instrument requires Global or its wholly owned subsidiary, GES, to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are. Also indicate whether Global or its wholly owned subsidiary, GES, is in compliance with them.
     We have revised our disclosure accordingly.
20.	Discuss liquidity on a short term and a long-term basis. See Item 303(a) of Regulation S-K and instruction 5 to Item 303(a) of Regulation S-K.
     We have revised our disclosure accordingly.
PEO growth strategy, page 30
21.	Provide support for the statements that:
•	Global’s operating expenses are approximately 40% less than the average of all audited PEO members and Global’s operating income per worksite employee is approximately 35% greater than the average of all audited PEO members.

•	Global’s attention to risk management and underwriting results in a lower level of workers’ compensation losses, thereby lowering Global’s workers’ compensation costs compared to its competitors.
     Our disclosure in the first bullet above is based on data compiled by the NAPEO. Please refer to our response to your question 3 regarding background information on NAPEO. Each year, NAPEO members respond to the NAPEO Financial Ratio Survey. Some NAPEO members agree to have their responses audited. After completing the survey, participating NAPEO members receive a report comparing for a particular member its responses to the responses of all respondents’. Our disclosure in the first bullet above is based on a comparison of our responses to the NAPEO survey to those of all audited companies. Generally, the survey is due in June of the year following the end of the previous calendar year and the survey results are available in August. Hence, we based our disclosure on the 2005 survey which covered the 2004 calendar year. By way of comparison, this year’s survey, covering the 2005 calendar year, is due to be submitted by NAPEO members by June 30, 2006 and NAPEO expects to release the results to NAPEO members in August 2006. The 2005 survey may not be reproduced, disseminated or transferred without the express written agreement of NAPEO. We have requested permission from NAPEO to provide the survey to you on a confidential basis.

Ms. Angela Halac
June 19, 2006

     We have revised our disclosure regarding the second bullet above to remove the comparison to competitors.
Our technology, page 32
22.	Provide support for the statement that management believes the software PayPlus packages are the “leading” technology in the industry today. Further, disclose here that Global is a part-owner of PayPlus Software, Inc. or PayPlus.
     We have revised our disclosure by deleting the sentence about “leading technology” and made the requested ownership disclosure.
Intellectual property and other proprietary rights, page 32
23.	Disclosure states that Global holds a number of licenses for PayPlus software through its arrangement with PayPlus. Tell us what consideration you have given to filing the licenses as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.
     We have deleted the language referred to because we do not hold any licenses to the PayPlus software that we can transfer to third parties.
24.	Disclosure states that Global is entitled to a number of licenses for its use or transfer under its agreement with AP Technologies, also known as AcuPrint, Inc. Clarify whether Global has exercised its entitlement to the licenses. If so, tell us what consideration you have given to filing the licenses as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.
     Under the agreement, we hold 100 licenses to use the AcuPrint software. We use all of those licenses for internal purposes and do not foresee transferring them to third parties. We have elected not to file the licenses as exhibits because the particular remote check processing software is not material to our business in itself because it can be easily replaced by other similar software products.
25.	Disclosure states that Global with two other companies own the software and source code for a web portal. Identify the two other companies and the web portal.
     The disclosure was worded incorrectly. We operate two difference web portals and are the sole operator of both of them. We do not co-own the web portals or the source codes as implied by our prior disclosure. We have revised our disclosure accordingly and identified the web portals.

Ms. Angela Halac
June 19, 2006

Employees, page 33
26.	Disclosure states that each of Global’s managerial, sales, and administrative employees has entered into a standard form of employment agreement. File the form as an exhibit to the registration statement.
     We have filed the pertinent forms with Amendment No. 1.
27.	Disclose whether the 17,920 employees work solely for you. We note disclosure that you co-employ employees. Disclose whether any of the employees listed in this section are co-employed, and clarify what this means.
     We have revised our disclosure accordingly.
Properties, page 34
28.	Disclosure states that Global signed a new lease for its headquarters in April 2006. File the lease as an exhibit to the registration statement.
     We have filed the lease with Amendment No. 1.
Employment contracts and termination of employment and change in control, page 38
29.	Disclosure states that Global intends to enter into new employment agreements with the named executive officers in the near future. Confirm that you will file the new employment agreements as exhibits to the registration statement if you enter into them before the registration statement’s effectiveness.
     We have not yet entered into new employment agreements with the named executive officers. We confirm that we will file the new employment agreements as exhibits to the registration statement if we enter into them before the registration statement’s effectiveness.
Certain Relationships and Related Transactions, page 41
30.	Disclose whether the transactions described in this section are on terms as favorable as could have been obtained from unaffiliated parties.
     We have revised our disclosure accordingly.
Description of Capital Stock, page 42
31.	Delete in the first paragraph the qualification of the description to documents outside the prospectus. The qualification is permitted under Rule 411(a) of Regulation C under the Securities Act only where a summary of a particular document is required or contemplated by the form.

Ms. Angela Halac
June 19, 2006

     We have revised our disclosure accordingly.
Description of preferred stock, page 43
32.	Disclose whether the series A preferred stock has voting rights. If applicable, include these shares in the beneficial ownership table.
     The Series A preferred stock has no voting rights, except as otherwise provided by the Delaware General Corporation Law. Hence, we have not included the Series A preferred shares in the beneficial ownership table but we have revised our disclosure to reflect that the Series A preferred stock does not have voting rights.
Selling Stockholders, page 44
33.	Expand the disclosures in footnotes (3), (4), (5), (8), (9), (10), (12), (14), (16), (17), (18), (22), and (23) to identify the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owners. Refer to telephone interpretation 4S in the Regulation S-K section of the March 1999 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov, and revise appropriately. We note the disclosures in footnotes (6), (7), (13), and (19).
     We have revised our disclosure accordingly.
34.	Expand the disclosure to include all compensation fees payable under financing agreements with selling stockholders, including future transactions. We note the disclosure in exhibit 10.27.
     We have revised our disclosure accordingly.
35.	Describe briefly any continuing relationship of Global with selling stockholders.
     We have revised our disclosure to include a statement that Rodman & Renshaw, LLC is expected to be a market maker in our common stock upon listing of our common stock on the OTC Bulletin Board and that they have a right of first refusal to act as placement agent or underwriter on future financings. These are the only continuing relationship we have with any selling stockholders.
36.	Other than Rodman & Renshaw, LLC and R&R Investments I, LLC, confirm that none of the selling stockholders is a broker-dealer or a broker-dealer’s affiliate.
     A few of the selling stockholders are broker-dealers or broker-dealer’s affiliates. We have revised our disclosure accordingly.

Ms. Angela Halac
June 19, 2006

37.	For a selling stockholder that is a broker-dealer’s affiliate, include disclosure that this broker-dealer’s affiliate:
•	Purchased the securities to be resold in the ordinary course of business.

•	Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.
If Global is unable to make the representations noted above in the prospectus, Global must state in the prospectus that the selling stockholder is an underwriter. Language such as “may be deemed to be” an underwriter is unacceptable if the selling stockholder is an affiliate of an underwriter that cannot make these representations.
     We have revised our disclosure accordingly.
38.	For other than Global’s promoters or affiliates and their transferees, consider adding disclosure that the term selling stockholders includes the selling stockholders and their transferees, pledgees, donees, or their successors.
     We have revised our disclosure accordingly.
39.	State that Global will file a prospectus supplement to name successors to any named selling stockholders who are able to use the prospectus to resell the securities.
     We have revised our disclosure accordingly.
Plan of Distribution, page 48
40.	Revise the third paragraph on page 49 to remove the phrase “if required” from the second sentence because in the situation described you will be required to file a prospectus supplement.
     We have revised our disclosure accordingly.
Available Information, page 51
41.	If a contract or other document filed as an exhibit is discussed in the prospectus, you must include all material terms of the contract or other document in the discussion. Thus, clarify what you mean by the “not necessarily complete” language.
     We have deleted the language.

Ms. Angela Halac
June 19, 2006

Financial Statements
42.	Please update the financial statements as required by Article 3-12 of Regulation S-X. Given the March 31, 2006 recapitalization date, the updated financial statements should be those of Global. A footnote to the financial statements should disclose that the historical financial statements are those of GES and that the operations of Global are included commencing March 31, 2006.
     We have included the April 2, 2006 and April 3, 2005 unaudited financial statements in this Amendment in accordance with Article 3-12 of Regulation S-X.
43.	We note the disclosure in note J on page F-I 6 regarding the preferred stock. Please clarify for us why these accounts were classified outside of equity at January 2, 2005. It appears that the guidance in EITF D-98 may be relevant. Also, please clarify for us the specific accounting literature that supports: (1) recognition of the estimated fair value adjustment on January 1, 2006 instead of in the first quarter of 2006; and (2) classification of the $36 million item as an expense. It appears that the redemption amount was indeterminable until after closing of the March 31, 2006 private placement. Given the guidance in paragraph 23 of SFAS 150, please provide an analysis of whether the preferred stock was a “mandatorily redeemable financial instrument” or a “conditionally redeemable financial instrument” on January 1, 2006.
(1) We relied on guidance Statement of Financial Accounting Standard No. 5, Accounting for Contingencies which requires an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:
•	Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

•	The amount of loss can be reasonably estimated.
We determined that the likelihood that the event would confirm the loss and the incurrence of a liability was probable and amount of loss could be reasonably estimated, therefore the recognition of the expense and associated liability was appropriate at January 1, 2006.
(2) We relied on Statement of Financial Accounting Standards No. 150 (As Amended), Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity paragraph 20 which states that mandatorily redeemable financial instruments shall be measured initially at fair value. Additionally, paragraph 24 requires financial instruments within the scope of this Statement shall be measured subsequently at fair value with changes in fair value recognized in earnings.
We recorded the preferred stock initially as mandatorily redeemable preferred stock at its fair value in 2002. Based upon the determination that the loss should be recorded in fiscal 2005, the change in fair market value was recorded as a charge to earnings pursuant to this provision.
As of January 2, 2005, the following facts were relevant:
•	Rule 5-02.28 of Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (i) at a fixed or determinable price on a fixed or determinable date, (ii) at the option of the holder, or (iii) upon the occurrence of an event that is not solely within the control of the issuer.

Ms. Angela Halac
June 19, 2006

•	Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. We understand that the SEC staff’s view is that all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur, without regard to probability, would require the security to be classified outside of permanent equity.

•	The preferred stock was mandatorily redeemed upon certain triggering events that were not solely within the control of the Company.

•	The estimated fair value at January 1, 2005 was deemed to be the capital contributed plus interest at 12% for the purchase of the preferred series C and D stock. At that time, the Company determined that this was the most appropriate way to measure fair value of the preferred liability.
As of January 1, 2006, the following facts were relevant:
•	In October 2005 the GES Board of Directors approved the recapitalization and in December 2005 term sheets were signed with the principal new investors.

•	All material items related to the enterprise valuation of GES and the GES stock had been agreed upon with the private placement agent.

•	The Master Investor Agreement, entered into by the shareholders of GES in connection with a prior recapitalization, and the terms of GES’s preferred stock were available to determine the valuation and distribution of the valuation to the various stockholders and debt holders.
Upon the issuance of the Series C preferred stock in 2001, the holders were to be redeemed by the Company on or prior to July 31, 2002. The redemptive price was to be $1.00 per share, plus interest at 12% and a fixed fee. This redemption did not occur and alternatively, the shares became subject to redemption under the Master Investment Agreement. A new series class of preferred stock, Series D, was issued in May 2002, replacing all outstanding shares of the old preferred stock (excluding Series C) and became subject to redemption under the Master Investment Agreement and the terms of the Series D. The majority owners of the preferred stock controlled the board of directors.
We relied on guidance in EITF D-98 which addresses rule 5-02.28 of Regulation S-X requiring preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity.
We also referred to Statement of Financial Accounting Standards No. 150 (As Amended); Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity based upon guidance in paragraph 9 and 10.

Ms. Angela Halac
June 19, 2006

Therefore the preferred stock was properly classified outside of permanent equity at January 1, 2006 also the recognition of the expense for the fair value adjustment was properly recorded in the fiscal year ended January 1, 2006. The redemption amount was determinable in the fourth quarter of fiscal year ended January 1, 2006 and therefore the expense was properly recorded in the correct period.
44.	Please clarify for us the specific accounting literature used to support the recognition of $11.5 million of compensation expense (page F-18) on January 1, 2006 instead of in the first quarter of 2006.
     For the same reasons set forth in section (1) of our response to comment 43, we recognized the compensation expense on January 1, 2006.
45.	Please revise note O on page F-19 to disclose the amounts of depreciation expense and capital expenditures charged to each segment, if applicable. See paragraphs 27 and 28 of SFAS 131.
     We have revised our disclosure accordingly.
Exhibits and financial statement schedules, page II-3
46.	For an exhibit incorporated by reference, expand the disclosure in the “Reference” column to include the exhibit number in the document from which the exhibit is incorporated. Similarly, revise the exhibit index.
     We have complied with this comment.
Undertakings, page II-8
47.	Provide the undertakings specified by subparagraphs (a)(5) and (a)(6) of Item 512 of Regulation S-B.
     We have provided the applicable undertakings specified by subparagraphs (a)(5) and (a)(6) of Item 512 of Regulation S-K.

Ms. Angela Halac
June 19, 2006

Signatures, page II-8
48.	Global’s principal accounting officer or controller also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must specify each capacity in which he signs the Form S-1. See instructions 1 and 2 to signatures on Form S-1, and revise.
     We have revised the signature page and power of attorney accordingly.
Exhibit 5.1
49.	Provide written confirmation as correspondence on the EDGAR system that counsel concurs with our understanding that the reference and limitation to Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.
     We have revised the opinion in response to this comment.
50.	Revise the opinion to state whether the outstanding shares of common stock that are being registered for resale are validly issued, fully paid, and non-assessable.
     We have revised the opinion accordingly.
Exhibit 16.2
51.	The letter from Grant Thornton does not comply with Item 304(a)(3) of Regulation S-K. Please revise.
     We have revised our disclosure in the Form S-1 to comply with Item 304(a)(3) of Regulation S-K.
10-KSB
Signatures
52.	The principal accounting officer or controller also must sign the Form 10-KSB. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must specify each capacity in which he signs the Form l0-KSB. Please revise in future filings.
     We will comply with your comment in future filings.
8-K dated March 31, 2006 and filed April 4, 2006
Exhibits 10.1, 10.2, 10.7, 10.9, 10.11, 10.16, 10.17, 10.19, 10.22, 10.23 and 10.24

Ms. Angela Halac
June 19, 2006

53.	Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file all of the attachments to the exhibits, please refile the exhibits in their entirety.
     We will comply with this comment when we file an amendment to the Form 8-K.
     If you have any further questions or comments, please do not hesitate to contact me. Thank you.
Sincerely,
/s/ Adam J. Agron
Adam J. Agron
Attachments